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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          NEW JERSEY STEEL CORPORATION
                           (Name of Subject Company)

                          CO-STEEL MERGER CORPORATION
                          CO-STEEL USA HOLDINGS, INC.
                                 CO-STEEL INC.
                                   (Bidders)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    64614410
                         (CUSIP Number of Common Stock)

                               LEW C. HUTCHINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 CO-STEEL INC.
                                  SCOTIA PLAZA
                               40 KING STREET W.
                                  P.O. BOX 130
                                TORONTO, ONTARIO
                                 CANADA M5H 3Y2
                                 (416) 366-4500
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                    COPY TO:

                             C. KENNETH SHANK, ESQ.
                           WILENTZ, GOLDMAN & SPITZER
                           A PROFESSIONAL CORPORATION
                           90 WOODBRIDGE CENTER DRIVE
                                  P.O. BOX 10
                       WOODBRIDGE, NEW JERSEY 07095-6117
                                 (732) 636-8000

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
                                           14D-1
     CUSIP No. 64614410                                             Page 2 of 8 Pages


       1.  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CO-STEEL MERGER CORPORATION

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                                        (b) / /

       3.  SEC USE ONLY

       4.  SOURCES OF FUNDS*
               AF

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)                                                / /

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
               5,855,362 SHARES OF COMMON STOCK

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                             / /

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               98.9%

      10.  TYPE OF REPORTING PERSON*
               CO

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
                                           14D-1
     CUSIP No. 64614410                                             Page 3 of 8 Pages


       1.  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CO-STEEL USA HOLDINGS, INC.

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                                        (b) / /

       3.  SEC USE ONLY

       4.  SOURCES OF FUNDS*
               AF

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)                                                / /

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
               5,855,362 SHARES OF COMMON STOCK

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                             / /

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               98.9%

      10.  TYPE OF REPORTING PERSON*
               CO

                                           14D-1
     CUSIP No. 64614410                                             Page 4 of 8 Pages


       1.  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CO-STEEL INC.

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                                        (b) / /

       3.  SEC USE ONLY

       4.  SOURCES OF FUNDS*
               WC

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)                                                / /

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
               CANADA

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
               5,855,362 SHARES OF COMMON STOCK

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                             / /

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               98.9%

      10.  TYPE OF REPORTING PERSON*
               CO

    This Amendment No. 2 (this "Amendment") is to the Tender Offer Statement on
Schedule 14D-1 (as heretofore amended, the "Statement") that relates to the offer by Co-Steel Merger Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Co-Steel Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of New Jersey Steel Corporation, a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal each dated November 28, 1997 (which, as amended from time to time, together constitute the "Offer"). The Statement was filed with the Securities and Exchange Commission on November 28, 1997.

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Offer and the Statement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    The Offer to Purchase expired as scheduled at 5:00 P.M., New York City time, on January 8, 1998, and the Purchaser accepted for payment all validly tendered Shares. Based upon the Depositary's preliminary count, 5,855,362 Shares, constituting approximately 98.9% of the total outstanding Shares, were tendered pursuant to the Offer to Purchase and accepted for payment by the Purchaser.

    The Purchaser has delivered to the Depositary a written acceptance of all validly tendered Shares and delivered payment of $23.00 per Share to the Depositary for such Shares. The Purchaser now owns beneficially all of such Shares. Holdings and Parent may also be deemed the beneficial owners of such Shares.

ITEM 10. ADDITIONAL INFORMATION

    On January 9, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9), and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(9) Press Release, dated January 9, 1998

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                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998          CO-STEEL MERGER CORPORATION

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                          Title: Vice-President and Chief
                                                 Financial Officer

                                CO-STEEL USA HOLDINGS, INC.

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                                  Title: Treasurer

                                CO-STEEL INC.

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                                  Title: Treasurer

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                                 EXHIBIT INDEX

(a)(1)*    Offer to Purchase

(a)(2)*    Letter of Transmittal

(a)(3)*    Notice of Guaranteed Delivery

(a)(4)*    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(5)*    Letter to Clients for use by Brokers, Dealers, Banks, Trust companies and Other
           Nominees

(a)(6)*    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9

(a)(7)*    Text of Press Release dated November 21, 1997, issued by Parent

(a)(8)*    Text of Press Release dated December 24, 1997, issued by Parent

(a)(9)     Text of Press Release dated January 9, 1998, issued by Parent

(b)        None

(c)(1)*    Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21,
           1997, among the Purchaser, Parent and the Company

(c)(2)*    Shareholder Agreement dated as of November 21, 1997 between the Parent and Von Roll
           Holding AG

(d)        None

(e)        Not applicable

(f)        None

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*   Previously filed